December 21, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:
American Commercial Lines Inc.
American Commercial Lines LLC.
Application for Withdrawal on Form RW
pursuant to Rule 477 of the Securities Act of 1933, as amended, of the Registration Statement on Form S-3
SEC File No. 333-151971
Dear Sir or Madam:
     Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, American Commercial Lines Inc. and American Commercial Lines LLC (collectively, the “Registrants”) hereby request the immediate withdrawal of the Registrants’ registration statement on Form S-3, filed with the Securities Exchange Commission on June 26, 2008 (together with the exhibits and amendments thereto, the “Registration Statement”). The Registrants request that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities have been or will be sold under the Registration Statement.
     On December 21, 2010 pursuant to the Agreement and Plan of Merger, dated as of October 18, 2010, by and among American Commercial Lines Inc. (the “Company”), Finn Holding Corporation, a Delaware corporation (“Parent”), and Finn Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. As a result of the Merger, all of the outstanding common stock of the Company is held of record by fewer than 300 persons. The Company intends to file a Form 15 to terminate the registration of its common stock under Section 12(g) and Section 15(d) of the Securities Exchange Act of 1934, as amended.
     If you have any questions regarding this application for withdrawal, please contact Amy Bowerman Freed of Hogan Lovells, counsel for the Registrants, at (212) 918 - 8270.

Very truly yours, American Commercial Lines Inc.
By:	/s/ Michael P. Ryan
Michael P. Ryan
President and Chief Executive Officer

American Commercial Lines LLC
By:	/s/ Michael P. Ryan
Michael P. Ryan
President and Chief Executive Officer